Issuer Free Writing Prospectus Dated July 22, 2013	Filed Pursuant to Rule 433 Registration Statement No. 333-181076

Relating to Preliminary Prospectus Supplement dated July 16, 2013

BOX SHIPS INC.

    % Series C Cumulative Redeemable Perpetual Preferred Shares

This Free Writing Prospectus supplements and amends certain terms of the     % Series C Cumulative Redeemable Perpetual Preferred Shares of Box Ships Inc. being offered pursuant to a preliminary prospectus supplement dated July 16, 2013 and the accompanying prospectus (together, the “Preliminary Prospectus”). As set forth below, the information in this Free Writing Prospectus supplements and updates the Preliminary Prospectus and supersedes the information in the Preliminary Prospectus to the extent it is inconsistent with the Preliminary Prospectus. Capitalized terms used and not defined herein have the meanings assigned to them in the Preliminary Prospectus. Except as set forth below, the terms of the     % Series C Cumulative Redeemable Perpetual Preferred Shares remain unchanged from the Preliminary Prospectus.

As set forth in more detail below, the terms of the     % Series C Cumulative Redeemable Perpetual Preferred Shares set forth in the Preliminary Prospectus are being amended to:

•	Increase the Dividend Rate in the event of a “Cross Default” or a “Failure to Redeem”; and

•

Permit an optional redemption of the Series C Preferred Shares at any time after             , 2016 and prior to             , 2018, at a redemption price equal to 101% of the Liquidation Preference and at any time thereafter at the Liquidation Preference, in each case plus an amount equal to all accumulated and unpaid dividends thereon to the date of redemption, whether or not declared.

The Offering section of the Preliminary Prospectus is hereby amended to include the following revised sections:

THE OFFERING

Dividend rate:	The dividend rate for the Series C Preferred Shares will be a rate equal to % per annum of the liquidation preference of $25.00 per share, subject to increase if (i) we fail to comply with certain covenants (a “Covenant Default”), (ii) we experience certain defaults under any of our credit facilities (a “Cross Default”), (iii) six quarterly dividends payable on the Series C Preferred Shares are in arrears (a “Dividend Payment Default”), or (iv) the Series C Preferred Shares are not redeemed by us in whole by, 2020 (a “Failure to Redeem”), the dividend rate payable on the Series C Preferred Shares shall increase to a rate that is 1.25 times the dividend rate payable on the Series C Preferred Shares as of the close of business on the day immediately preceding the occurrence of a Covenant Default, Cross Default, Divided Payment Default or Failure to Redeem, as applicable, and on each subsequent Dividend Payment Date, the dividend rate payable shall increase to a rate that is 1.25 times the dividend rate payable on the Series C Preferred Shares as in effect as of the close of business on the day immediately preceding such Dividend Payment Date, subject to an aggregate maximum rate per annum of 25%, until the Covenant Default, Cross Default or Divided Payment Default is cured or the Series C Preferred Shares are no longer outstanding.

Optional redemption:	At any time on or after , 2016 and prior to , 2018, we may redeem, in whole or in part, the Series C Preferred Shares at a redemption price equal to 101% of the Liquidation Preference ($25.00 per share) and at any time thereafter at a redemption price equal to the Liquidation Preference, in each case plus an amount equal to all accumulated and unpaid dividends thereon to the date of redemption, whether or not declared. Any such redemption would be effected only out of funds legally available for such purpose. We must provide not less than 30 days’ and not more than 60 days’ written notice of any such redemption.

Cross defaults:	The receipt by the Company or any of its wholly owned subsidiaries of a written notice by its or their lender that an event of default under any Credit Facility, as defined below, that the Company or such subsidiary has not cured within 30 calendar days of receipt of notice of an event of default shall constitute a “Cross Default” if such event of default is caused by a failure to pay principal of, or interest or premium, if any, on outstanding indebtedness under any Credit Facility prior to the expiration of the grace period for payment of such indebtedness set forth in such Credit Facility (as such Credit Facility may be amended) and the principal amount of any such indebtedness, together with the principal amount of any other such indebtedness under which there has been a payment default, aggregates $25 million or more. Solely for the purpose of the Series C Preferred Shares, a “Credit Facility” shall mean, with respect to the Company or any of its wholly owned subsidiaries, any debt or commercial paper facilities with banks or other lenders providing for revolving credit or term loans or any agreement treated as a finance or capital lease in accordance with U.S. GAAP.

THE ISSUER HAS FILED A REGISTRATION STATEMENT INCLUDING A PROSPECTUS SUPPLEMENT AND ACCOMPANYING PROSPECTUS WITH THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS AND PROSPECTUS SUPPLEMENT IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THE OFFERING. YOU MAY OBTAIN THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEBSITE AT WWW.SEC.GOV. ALTERNATIVELY, THE ISSUER, ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND YOU THE PROSPECTUS SUPPLEMENT AND ACCOMPANYING PROSPECTUS IF YOU REQUEST THEM BY CONTACTING MAXIM GROUP LLC AT 212-895-3745 OR SYNDICATE@MAXIMGRP.COM.